Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Net income (loss)	(60,357)	378,236	(107,290)	34,751	110,497
Income tax expense (benefit)	(1,229)	1,939	(1,528)	(204)	1,188

Total earnings	(61,586)	380,175	(108,818)	34,547	111,685

Interest and other financing costs, net (a)	6,391	30,107	19,851	25,498	40,204
Realized losses on interest rate swaps (b)	—	2,916	13,115	11,087	3,257

Total fixed charges	6,391	33,023	32,966	36,585	43,461

Ratio of earnings to fixed charges	(c )	11.5x	(d )	0.9x	2.6x

(a)	Includes interest associated with operating leases.
(b)	Excludes 2008 Lehman termination.
(c)	Earnings were inadequate to cover fixed charges by $68.0 million for the year ended December 31, 2007.
(d)	Earnings were inadequate to cover fixed charges by $141.8 million for the year ended December 31, 2009.